SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  (Amendment No. 12)*

Zoll Medical Corporation
(Name of Issuer)

Common Stock, $.02 par value
(Title of Class of Securities)

989922109
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on the following pages)

                                       (Page 1 of 7)

                                      SCHEDULE 13D
CUSIP No. 989922109
Page 7 of 7

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  294,500

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  294,500

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  294,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.75%

14.      TYPE OF REPORTING PERSON*
                  PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Westgate International, L.P., a Cayman Islands
              Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  294,800

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  294,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  294,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.75%

14.      TYPE OF REPORTING PERSON*
                  PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  294,800

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  294,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  294,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.75%

14.      TYPE OF REPORTING PERSON*
                  CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.02 par value (the "Common Stock") of Zoll Medical Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of March 18, 1999 and amends and supplements the Schedule 13D dated January 8, 1998, as amended on January 23, 1998, February 20, 1998, April 17, 1998, May 11, 1998, May 26, 1998, August 3, 1998, September 10,
1998, November 13, 1998, January 7, 1999, January 28, 1999 and March 5, 1999
(the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Margin accounts maintained at                        $1,983,987.21
Goldman Sachs, Smith Barney,
Merrill Lynch and Paine Webber

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Margin accounts maintained at                        $1,900,936.45
Goldman Sachs, Smith Barney
and Paine Webber


ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 294,500 shares of Common Stock constituting 4.75% of the outstanding shares of Common Stock.

         Westgate beneficially owns 294,800 shares of Common Stock constituting 4.75% of the outstanding shares of Common Stock.

         Together, Elliott and Westgate beneficially own 589,300 shares of Common Stock constituting 9.50% of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                   Approximate Price per
                          Amount of Shares         Share (exclusive of
  Date      Security      Bought (Sold)            commissions)

03/08/99     Common            (11,000)                $12.0497
03/09/99     Common            (10,500)                $11.9851
03/15/99     Common            (25,000)                $11.8750
03/16/99     Common            (22,500)                $12.0625

         The above transactions were effected by Elliott on NASDAQ in New York.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                                    Approximate Price per
                         Amount of Shares           Share (exclusive of
  Date      Security     Bought (Sold)              commissions)

03/08/99     Common         (11,000)                  $12.0497
03/09/99     Common         (10,500)                  $11.9851
03/15/99     Common         (25,000)                  $11.8750
03/16/99     Common         (22,500)                  $12.0625

         The above transactions were effected by Westgate on NASDAQ in New York.

         No other transactions that have not been previously reported were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.

                                    SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
March 18, 1999             ELLIOTT ASSOCIATES, L.P.

                           By: Braxton Associates, L.P., as
                                 General Partner



                            By: /s/ Paul E. Singer
                                    Paul E. Singer
                                    President


                            WESTGATE INTERNATIONAL, L.P.

                            By: Martley International, Inc.,
                                   as attorney-in-fact


                            By: /s/ Paul E. Singer
                                    Paul E. Singer
                                    President


                            MARTLEY INTERNATIONAL, INC.



                            By: /s/ Paul E. Singer
                                    Paul E. Singer
                                    President